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News Release
For immediate release

BELL CANADA WELCOMES GOVERNMENT REFORM
OF LOCAL TELEPHONE REGULATION

Consumers to benefit from increased competition

Montreal, Quebec, April 4, 2007 – Bell Canada today applauded the federal Cabinet’s decision to implement a simple and efficient framework for forbearance from regulating local telephone services.

“This government has seized the opportunity for a new model for telecom policy, and that is great news for Canadian consumers and businesses, the telecom industry and, most importantly, Canada’s prosperity,” said Michael Sabia, President and Chief Executive Officer of BCE and CEO of Bell Canada. “Customers will see the benefits of increased competition, including greater value through more choice and new offers as soon as the order takes effect – new promotions, winback initiatives, and ultimately new and innovative local service bundles.”

Bell will file local forbearance applications in qualifying areas of the six largest communities identified by the Cabinet in Ontario and Quebec – Toronto, Montreal, Ottawa-Gatineau, London, Hamilton and Quebec City – in the coming days. Additional applications for forbearance in other qualifying areas will follow shortly.

“This dramatic change, together with other recent changes like the Policy Direction to the CRTC, is a major step in ensuring Canada has a modern and efficient telecom policy,” added Lawson Hunter, Executive Vice President and Chief Corporate Officer, BCE and Bell Canada. “By implementing the recommendations made last year by the expert Telecommunications Policy Review Panel, including the commitments surrounding consumer protection such as the creation of a telecom ombudsman, the government and Minister Bernier have demonstrated a clear and exciting vision for the future of Canada’s telecom industry.”

The TPR Panel concluded in March 2006 that while Canada has one of the most competitive telecom markets in the world, it also has one of the most costly and extensive regulatory regimes. The Panel called for a regulatory framework that places much greater reliance on market forces.

About Bell Canada
Bell Canada is Canada’s national leader in communications with 28 million customer connections across the country. The company provides consumers with simple solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly-owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca, and for corporate information on BCE, please visit www.bce.ca.

For media inquiries, please contact:

Jacqueline Michelis
Bell Canada Media Relations
613 785-1427
1 888 482-0809
jacqueline.michelis@bell.ca